Simpson Thacher & Bartlett LLP

900 G STREET NW WASHINGTON, DC 20001

TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502

Direct Dial Number 202-636-5592	E-mail Address Steven.Grigoriou@stblaw.com

May 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa Larkin and Christina DiAngelo Fettig

Re:	Middle Market Apollo Institutional Private Lending

Registration Statement on Form 10 (File No. 000-56645)

Dear Mses. Larkin and Fettig:

On behalf of Middle Market Apollo Institutional Private Lending (the “Fund”), we hereby transmit for filing to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) responses to comments received from the Staff on April 15, 2024 relating to the above-referenced registration statement on Form 10, filed with the SEC on March 15, 2024 (the “Registration Statement”).

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Page 1 – Explanatory Note

1.	Comment: The third bullet point defines Apollo Global Management, Inc. Please consider adding a brief description of this entity so that an investor understands its relevance to the Fund.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

2.

Comment: In the fifth paragraph, disclosure states that the Fund “will file an election to be regulated as a BDC under the 1940 Act as soon as reasonably practical.” Please update this statement and all similar disclosure throughout the registration statement to reflect that the Fund filed such election on March 15, 2024.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Securities and Exchange Commission	May 13, 2024

3.	Comment: Within the bolded bullet points, please disclose that:

•	Repurchases of common shares by the Fund, if any, are expected to be very limited.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page 5 – Risks Relating to Our Business and Structure

4.

Comment: In the second bullet point, disclosure states that the Board of Trustees may change the Fund’s “operating policies and strategies without prior notice or shareholder approval . . . .” Please revise the disclosure here, and throughout the registration statement, to clarify that a change to the Fund’s 80% policy under rule 35d-1 requires 60 days’ notice (unless the Fund has chosen to make this a fundamental policy, in which case such a change would require shareholder approval) and that ceasing to be a BDC requires shareholder approval.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

5.

Comment: In the thirteenth bullet point, disclosure refers to the possibility that the Fund may issue preferred shares. Please confirm that the Fund will not issue preferred shares within one year of the effectiveness of the registration statement. Otherwise, please add appropriate strategy, risk, and dividend expenses disclosure.

Response: The Fund respectfully confirms that it does not intend to issue preferred shares within one year of the effectiveness of the Registration Statement.

6.

Comment: In the twentieth bullet point, disclosure states, “In the past following periods of volatility in the market price of a company’s securities, securities class action litigation has, from time to time, been brought against that company.” Please consider adding disclosure to clarify that such circumstances could potentially apply to a company in which the Fund invests and could, in turn, adversely affect the Fund’s business.

Response: In response to the Staff’s comment, the Fund has removed the risk factor in the Registration Statement.

Page 6 – Risks Relating to an Investment in Our Common Shares

7.

Comment: In the second bullet point, disclosure refers to the possibility that the Fund will conduct a tender offer. Please consider clarifying that the Fund would conduct such tender offer, if any, pursuant to Exchange Act rule 13e-4.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page 7 – Item 1. Business

8.

Comment: In the third paragraph, disclosure states, “[u]nder normal circumstance, we will invest directly or indirectly at least 80% of our total assets (i.e., net assets plus borrowings for investment purposes) in debt instruments of varying maturities.” The Fund’s name includes the terms “middle market” and “private,” which are types of investments, and are therefore subject to rule 35d-1 of the 1940 Act. Please revise the 80% policy to include private middle market companies. Please also add disclosure regarding whether a change in the 80% policy is subject to 60 days’ notice or requires shareholder approval.

Securities and Exchange Commission	May 13, 2024

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly for the 80% policy to include middle market companies. However, the word “private” in the Fund’s name is not intended to refer to a type of investments, but rather to indicate the Fund intends to conduct a private placement of its shares rather than only making investments in private issuers. Please see “The Private Offering” in the Registration Statement.

9.

Comment: In the fourth paragraph, disclosure states that the Fund will invest up to 70-80% of its portfolio in U.S. middle market companies and the remaining 20-30% of the portfolio in other, larger companies. Please revise the portfolio ranges to align with the revised 80% policy.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

10.

Comment: In the fourth paragraph, the Fund defines “middle market companies” and refers to “synergies” and “other items.” Please define “synergies” using clear, concise language, and specify what the “other items” are.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

11.

Comment: In the fourth paragraph, the Fund discloses that it will invest the remainder of its portfolio in, among other things, “other structured financing solutions.” Please specify what the “other structured financing solutions” are.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page 11 – Investment Strategy

12.	Comment: In the first paragraph, disclosure states that the Fund may create a wholly-owned subsidiary and contribute a pool of loans to the subsidiary. Please disclose:

•

That the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (section 61) on an aggregate basis with the subsidiary so that the Fund treats the subsidiary’s debt as its own for purposes of section 61.

•

That any investment adviser to the subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined.

Securities and Exchange Commission	May 13, 2024

•	That the subsidiary complies with provisions relating to affiliated transactions and custody (sections 17 and 57). Also, please identify the custodian of the subsidiary, if any.

•

Any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the Fund and the subsidiary.

•

That the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

13.	Comment: Please explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: The Fund confirms that it has consolidated the subsidiary’s financial statements with those of the Fund in its December 31,2023 financial statements and intends to continue to consolidating its financial statements.

14.

Comment: Please confirm in correspondence that the subsidiary and its board of trustees will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

Response: The Fund confirms that the subsidiary and its board of trustees, to the extent applicable, will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

15.

Comment: If the subsidiary is a foreign corporation, please confirm in correspondence that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: To the extent that the subsidiary is a foreign corporation, the Fund confirms that the subsidiary and its board of trustees will agree to designate an agent for service of process in the United States.

16.

Comment: Please confirm in correspondence that that the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Fund notes that it does not expect the subsidiary to charge a management fee or a performance fee. The Fund also confirms that the expenses of the subsidiary will be included in “Other Expenses” in the Fund’s fee table, if applicable.

Securities and Exchange Commission	May 13, 2024

Page 12 – Emphasis on Downside Protection

17.	Comment: Disclosure states, “[t]hese loans typically detach at a 40-50% loan-to-value against the borrower’s enterprise value.” Please revise this sentence using clear, concise language.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page 12 – Robust Structural Protections

18.

Comment: Disclosures states, “Direct lenders typically retain control of their credit documentation which is intended to limit their borrowers’ ability to incur additional indebtedness or to allow for value leakage ahead of senior debt.” Please revise “to allow for value leakage” using clear, concise language.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page 13 – Institutionalized Monitoring and Risk Management Capabilities

19.

Comment: Disclosure states, “If the situation were to progress to a full workout, Apollo has an in-house distressed credit team that can assist in seeking to stabilize the situation.” Please revise “full workout” using clear, concise language.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page 14 – Investment Valuation Process

20.	Comment: In the fourth paragraph, disclosure refers to “Level 3 investments.” Please describe that term using clear, concise language.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page 16 – Durable Middle Market Lending Opportunity

21.	Comment: Disclosure refers to “a recent JP Morgan Chase survey.” Please add a citation, and explain how an investor can access the survey.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page 18 – The Private Offering

22.

Comment: In the third paragraph, disclosure states that “the Adviser will have, subject to its fiduciary duty to the Fund, discretion to give priority to investors whose subscriptions were accepted at a previous Closing in order to ensure such investors’ Capital Commitments are fully called prior to the end of such investors’ Commitment Period (as defined below).” Please supplementally explain what this statement means and how the Adviser’s “discretion to give priority” is aligned with the terms of the subscription agreements.

Securities and Exchange Commission	May 13, 2024

Response: The Fund is a perpetually offered business development company that has a four year commitment period, meaning that each individual investor will only be required to fund its capital commitment during the four year commitment period. Accordingly, to the extent that an investor is nearing the end of its four year commitment period, the Fund will prioritize calling capital from such investor to ensure that the Fund is able to call such investors entire capital commitment before the four year commitment period expires. The Fund also notes that each subscription agreement contractually allows the Adviser to have the discretion to give such priority in calling capital from investors who are nearing the end of its four year commitment period. Without such a priority, due to the perpetual nature of the offering, the Adviser could not call capital in a fair and reasonable manner. For example, if the Adviser were to call capital solely on a pro rata basis, it is unlikely that any investor will have its full capital commitment called due to the perpetual nature of the offering.

Page 19 – The Private Offering

23.

Comment: Disclosure states, “While the Fund expects each Subscription Agreement to reflect the terms and conditions summarized above, the Fund reserves the right to enter into Subscription Agreements that contain terms and conditions not found in the Subscription Agreements entered into with other investors, subject to applicable law. No investor in the Private Offering will be permitted to make an investment in the Fund on economic terms and conditions that are more favorable than the economic terms and conditions contained in the Subscription Agreements entered into with all other investors.”

•	Please delete “, subject to applicable law.”

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

•	After the first sentence, please add, “As a result, certain Fund investors may be provided with certain terms that other Fund investors will not receive.”

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

•

After the last sentence, please add, “The Fund represents that the Fund and the Adviser have not entered, or will not enter, into subscription agreements with investors related to their investment in the Fund that contravene applicable law, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940.”

•	Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

•	Please supplementally respond to the following:

i.

Describe specifically the types of rights and obligations that side letter agreements would establish. For what consideration? What kind of restrictions and special rights do the Fund and/or the adviser intend to create via side letter agreements with respect to activities of the Fund?

Securities and Exchange Commission	May 13, 2024

Response: The Fund notes that it may only enter into side letters if consistent with applicable law, including the 1940 Act. The Fund also notes that it does not intend to enter into any side letters that provide for material restrictions of the Fund’s activities. Accordingly, the Fund confirms that neither it nor the Adviser (on behalf of the Fund and itself) can enter, has entered or will enter into any side letter with any shareholder that would have the effect of creating different terms to such shareholder’s investment in the Fund in contravention of applicable law, including Section 18 of the 1940 Act, or that would have a material, negative effect on other shareholders. Any side letter that the Fund enters into would be limited to terms that do not provide any shareholder with: (i) priority over any other shareholder as to distribution of assets or payment of dividends, (ii) preferential redemption or withdrawal rights (except to the extent necessary and/or permitted under applicable law), (iii) access to material non-public information (except in accordance with Regulation FD under the Securities Act and other applicable securities laws), or (iv) a different Management Fee or Incentive Fee from that paid by other shareholders.

The terms of any side letters do not need to be disclosed to other shareholders in accordance with securities laws, unless material to other shareholders. The Fund also notes that certain shareholders may have a side letter with the Fund and/or Adviser on behalf of the Fund that contains a “most-favored-nation” provision contractually allowing it access to other shareholders’ side letters or other written agreements following the end of the “closing period” of the Fund.

The Fund notes that the terms of any side letter are generally immaterial to other investors, but are required by certain institutional investors, such as State pension plans. Below are some examples of side letter provisions, certain of which the Fund (or the Adviser on behalf of the Fund) has entered into:

•	Investors may require reporting pursuant to the Institutional Limited Partners Association reporting template, which is of little to no value for an investment in a BDC.

•	Investors may be private funds and are thus limited to holding 3% of the voting securities of the Fund pursuant to Section 12(d)(1) of the 1940 Act.

•	Investors may be feeder funds that are required to comply with Section 12(d)(1)(E) of the 1940 Act.

•	Investors may require, including as a matter of law, confidentiality provisions with respect to the use of such investor’s name in marketing materials, etc.

Securities and Exchange Commission	May 13, 2024

•

As a matter of internal policy, investors may require representations that the Adviser and/or the Fund is in compliance with anti-money laundering, anti-bribery, anti-corruption and anti-terrorism laws financing and related laws, regulations and conventions, etc.

•	Investors may request notifications to certain email addresses in addition to the information provided in the subscription agreement.

As a matter of process, the Fund reviews each side letter request to confirm compliance with applicable law, including Section 18 of the 1940 Act. To the extent an investor’s request does create a “senior security” issue under Section 18, the Fund will deny such request. Such investor will either accept the denial, or not invest in the Fund.

ii.

How would side letter arrangements with the Fund and/or the adviser compare to side letters typically entered into by private funds and their advisers? Would any shareholder be able to request/negotiate side letters with the Fund? Would the Fund be willing to grant special rights to any shareholder? If not, why not?

Response: The Fund refers the Staff to the description of potential side letter provisions included in its response to Part i of Comment 23 above. The Fund confirms that certain investors may potentially request and negotiate side letters with the Fund. Also, the Fund does not intend to enter into any side letters that would grant superior rights to any particular shareholders in a manner that would create a “senior security” in violation of Section 18(c) under the 1940 Act.

iii.

Will the adviser (or affiliates) be party to any side letter? Will the adviser (or affiliates) enter into separate side letter agreements or similar arrangements with Fund shareholders who also have side letter agreements with the Fund? What types of rights and obligations would such side arrangements with the adviser create? For what consideration? Would side letters contemplate arrangements with respect to any adviser acting in any capacity other than as adviser to the Fund?

Response: The Fund notes that the Adviser may be a party to a side letter to the extent the investor requires the Adviser to make a representation. It is unlikely that an affiliate would be a party to a side letter. The Adviser and its affiliates may enter into separate side letter agreements with shareholders, but those side letters would be in connection with an investors investment in another fund managed by the Adviser or an affiliate of the Adviser. These investments, if any, would be made pursuant to an entirely separate investment agreement, so the Adviser and its affiliates would not be acting in its capacity as an adviser to the Fund. Also, these separate side arrangements would provide no additional rights with respect to the Fund, or impose any obligations on the Adviser or the Fund with respect to the Fund’s operations.

iv.	Describe the Board process for reviewing and approving side letter agreements.

Securities and Exchange Commission	May 13, 2024

Response: The Fund will provide the Board with substantially final forms of any side letters. The Fund will seek Board approval of any side letter that contains terms that are material to the Fund prior to its execution.

Page 19 – Distributions and Capital Recycling

24.	Comment: Disclosure states that the Fund intends to “explore various options” to expedite the disposition of the Fund’s portfolio. Please describe what those options might be.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page 19 – Term

25.

Comment: Disclosure describes the Fund as a perpetual-life BDC. However, disclosure in the “Distributions and Capital Recycling” section on page 19 describes a Triggering Date. Please consider including a reference to the Triggering Date in this section.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page 21 – Fee Waiver

26.	Comment: Please disclose whether fees waived pursuant to this agreement are subject to recapture.

Response: The Fund respectfully confirms that any fees waived pursuant to this agreement are not subject to recapture and has revised the disclosure in the Registration Statement accordingly.

Page 22 – Incentive Fee

27.	Comment: Please provide a graphical representation of the income-related portion of any incentive fee.

Response: The Fund respectfully declines to include a graphical representation. The Fund is being offered to institutional investors and does not believe that a graphical representation is necessary for investors.

28.

Comment: Please consider adding a fee table that conforms to the requirements of Item 3.1 of Form N-2. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

Response: The Fund notes that disclosure under the heading “Item 2. Financial Information—Discussion of Management’s Expected Operating Plans—Expenses” provides a description of the expenses that the Fund will be obligated to pay, including the management fees and incentive fees payable to the Adviser. In addition, the Fund also has an expense cap on organization expenses, and investors therefore are aware of the maximum amount of organization costs that could be payable by the Fund. The Fund is aware that Form N-2 (used for registered public offerings by Business Development Companies and investment companies) requires a summary of fund fees and expenses that includes estimates of expenses as a percentage of net assets. As the Fund is not making a registered public offering, it is not required to file a Form N-2. The Fund respectfully submits that it is not aware of a requirement in Form 10 to include a fee table that conforms to the requirements of Item 3.1 of Form N-2. The Fund’s actual expense and fee-related information will be publicly available in the financial statements included in its periodic reports.

Securities and Exchange Commission	May 13, 2024

Page 23 – Administration Agreement

29.	Comment: Please disclose if there a limit on the administrative fee payable by Fund shareholders and if there is no such limit, please disclose that fact.

Response: The Fund respectfully confirms that there is no limit on the administrative fee payable by the Fund shareholders and has revised the disclosure in the Registration Statement accordingly.

30.	Comment: Please disclose whether the Fund or the administrator will be paying the sub-administration fees.

Response: The Fund respectfully notes that the Administrator will be paying any sub-administration fees directly to the sub-administrator.

Page 29 – Sarbanes-Oxley Act

31.	Comment: Please verify the accuracy of the date referenced in the 3rd bullet point, as the Fund has not commenced operations as of that date.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page 30 – Compliance with the JOBS Act

32.

Comment: Please verify the accuracy of the second to last statement in the first paragraph on this page, as it appears inconsistent with the related check box on the cover page regarding transition periods and the disclosure in the Explanatory Note.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page 48 – We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

33.

Comment: Please disclose that, to the extent original issue discount instruments, such as zero coupon bonds and PIK loans, constitute a significant portion of the Fund’s income, investors will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

•

The higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

Securities and Exchange Commission	May 13, 2024

•	PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

•

Market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-coupon bonds but more volatile than cash pay securities;

•

Because original issue discount income is accrued without any cash being received by the Company, required cash distributions may have to be paid from offering proceeds or the sale of Company assets without investors being given any notice of this fact;

•	The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan;

•	Even if the accounting conditions for income accrual are met, the borrower could still default when the Company’s actual payment is due at the maturity of the loan; and

•	Original issue discount creates risk of non-refundable cash payments to the adviser based on non-cash accruals that may never be realized.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page 49 – Regulations governing our operations as a BDC affect our ability to raise, and the way in which we raise, capital.

34.

Comment: Disclosure states, “In the past, our shareholders have approved a plan so that during the subsequent 12 month period we could, in one or more public or private offerings of our Common Shares, sell or otherwise issue shares of our Common Shares at a price below the then-current net asset value per share . . . .” Disclosure on page 7 discusses approvals made by initial shareholders but does not include the approval mentioned here. Please revise the disclosure in either or both sections accordingly.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page 55 – Our Declaration of Trust includes exclusive forum and jury trial waiver provisions that could limit a shareholder’s ability to bring a claim or, if such provisions are deemed inapplicable or unenforceable by a court, may cause the Fund to incur additional costs associated with such action.

35.

Comment: The disclosure in this section regarding “Section 13.4 Exclusive Delaware Jurisdiction” in the Declaration of Trust does not align with the language in the provision itself (which is an exclusive federal forum provision regarding the federal securities laws) or with the disclosure on pages 98-99. Please revise. Also, please disclose the exclusive federal forum provision and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of this provision since the l933 Act and l940 Act permit shareholder to bring claims arising from these Acts in both state and federal courts).

Securities and Exchange Commission	May 13, 2024

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

36.

Comment: “Section 6.10 Derivative Actions” of the Declaration of Trust requires (1) a pre-suit demand; (2) at least 10% of the outstanding shares joining the bringing of such action; (3) a reasonable amount of time for the Trustees to consider the request; (4) an undertaking to reimburse the Trust for expenses; and (5) a request for the bringing of a derivative claim irrespective of whether such claim involves a violation of a shareholder’s rights. Regarding prongs (1) and (3), please disclose the provision in this section. Regarding prongs 2, 4, and 5, please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose the prongs in this section and state that the prongs do not apply to claims arising under the federal securities laws.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement and amended the Declaration of Trust accordingly.

Page 56 – If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our Common Shares.

37.	Comment: This risk factor includes a parenthetical reference to disclosure “noted below.” Please explain where the referenced disclosure is located.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page 65 – Our investments in the healthcare and pharmaceutical services industry sector are subject to extensive government regulation and certain other risks particular to that industry.

38.	Comment: Please add disclosure about risks related to other industries and sectors listed on pages 10-11, or explain why it is not necessary.

Response: The Fund respectfully advises the Staff that it does not expect to invest a material amount in any one industry and therefore does not believe that additional disclosure is necessary. To the extent the Fund does invest a material amount in a particular industry, the Fund will include an additional risk factor.

Page 69 – Certain investors will be subject to Exchange Act filing requirements.

39.

Comment: This section discusses the obligations of certain shareholders to make Exchange Act filings. Please add disclosure in a new section that discusses the costs of the Fund’s Exchange Act reporting obligations.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Securities and Exchange Commission	May 13, 2024

Page 70 – There are severe economic consequences for defaulting shareholders.

40.

Comment: Disclosure states that a defaulting shareholder who does not cure its deficiency will have 50% of their common shares transferred to non-defaulting shareholders on a pro rata basis. Please add disclosure that addresses how the Fund will price such shares (e.g., lesser of net asset value or the best price reasonably obtainable by the Fund, etc.). Please tell us whether the Fund has policies and procedures regarding such pricing and that define “best price reasonably obtainable.”

Response: The Fund respectfully advises the Staff on a supplemental basis that the provisions relating Defaulting Subscribers is specifically set forth in Section 3.01 of the Subscription Agreement, executed by each investor in the Company, a form of which is filed as Exhibit 4.1 to the Amended Registration Statement. The provision states, “In the event that a Subscriber fails to pay all or any portion of the purchase price due from such Subscriber on any Capital Drawdown Date and such default remains uncured for a period of ten (10) Business Days (the date after the expiration of such period, the “Default Date”), the Company shall be permitted to declare such Subscriber to be in default of its obligations under this Agreement (any such Subscriber, a “Defaulting Subscriber”) and shall be permitted to pursue one or any combination of the following remedies. . . .” In that regard, by signing the Subscription Agreement, each investor agrees to comply with the terms therein, including the terms relating to the consequences of defaulting on the investor’s capital commitment. One of the many enumerated remedies that the Fund has for a Defaulting Subscriber is to have 50% of their common shares transferred to non-defaulting shareholders on a pro rata basis, subject to certain exceptions. The common shares of the defaulting shareholder would not be repurchased by the Fund and resold to the other shareholders, but instead would be transferred directly to the non-defaulting shareholders. These non-defaulting shareholders would not pay any amount for the receipt of such common shares because the non-defaulting shareholders are not purchasing these common shares. Accordingly, the Fund does not need to make any determination with respect to the price of the common shares that are transferred because the Fund is not purchasing the common shares from the defaulting shareholders or selling the common shares to the non-defaulting shareholders. The primary purposes of this provision in particular is to (i) deter an investor from defaulting on its capital commitment and (ii) compensate other non-defaulting shareholders for any harm caused by the Defaulting Subscriber. As is noted in the Amended Registration Statement, “The Fund expects to employ leverage and otherwise incur indebtedness with respect to its portfolio including entry (directly or indirectly) into one or more credit facilities, including asset-based loan facilities or subscription facilities, and/or enter into other financing arrangements to facilitate investments, the timely payment of expenses and other purposes.” (emphasis added.) To the extent the Fund enters into a subscription facility, a Defaulting Subscriber may cause harm to other non-defaulting shareholders. Accordingly, the remedy allows the Fund to protect other shareholders.

Page 75 – Revenues

41.	Comment: At the beginning of the second sentence, please change “Our” to “We.”

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Securities and Exchange Commission	May 13, 2024

Page 76 – Expenses

42.

Comment: Disclosure states that all costs incurred by the Fund in connection with its initial private offering and organization have been advanced by the adviser or its affiliates subject to recoupment. Disclosure also states that the adviser or its affiliates may in some circumstances be reimbursed for past payments of organization and offering costs made on the Fund’s behalf. Please explain the terms of recoupment and explain the relationship between the amounts “subject to recoupment” and the amounts that may be reimbursed to the adviser or its affiliates for past payments of organization and offering costs made on the Fund’s behalf. Please explain why this arrangement is not disclosed in the financial statements. Please disclose the total amount of costs that have been advanced by the adviser that may be subject to recoupment and disclose the circumstances under which the adviser or its affiliates may be reimbursed for past payments of organization and offering costs made on the Fund’s behalf.

Response: The Fund respectfully notes that, pursuant to the Expense Support Agreement between the Fund and the Adviser, the Fund has an obligation to reimburse the Adviser for certain expenses. The Adviser agreed to advance all costs incurred in connection with the Fund’s organization and offering and all other costs incurred, subject to recoupment. Unless the Adviser elects to cover such expenses pursuant to the Expense Support Agreement, the Fund will be obligated to reimburse the Adviser so it can recuperate such advanced expenses.

Separately, the Adviser or its affiliates may in some circumstances be reimbursed for past payments of organization and offering costs made on the Fund’s behalf. The Adviser or its affiliates have agreed to bear any actual organization costs the Fund incurs that exceed 0.25% of the Fund’s total Capital Commitments for the 36 months beginning on the date that the Fund commences operations. If the Fund’s total Capital Commitments increase within the 36 month period, the Adviser or its affiliates may be reimbursed for any previous payments of excess organization costs made on the Fund’s behalf if the total organization costs borne by the Fund no longer exceed 0.25% of the total Capital Commitments. To date, organizational costs are less than 0.25% of the total Capital Commitments. Accordingly, the Adviser is not expected to cover any organizational costs.

The Fund has revised its disclosure in its March 31, 2024 Financial Statements included in the Registration Statement to disclose this arrangement and include the total amount of costs that have been advanced by the Adviser that may be subject to recoupment and further explained the circumstances under which the Adviser or its affiliates may be reimbursed for past payments of organization and offering costs made on the Fund’s behalf.

43.

Comment: Disclosure states that the Fund’s initial private offering and organization costs will be amortized over the 36 months beginning on the commencement of operations. Please provide the accounting guidance permitting the amortization over 36 months, and explain why this disclosure appears to contradict the disclosure in the financial statements on page F-20 which disclose that costs associated with the offering of Limited Owner interests of the Company are capitalized as deferred offering expenses and are included in prepaid expenses and other assets in the Statement of Assets and Liabilities and are amortized over a twelve-month period beginning with commencement of operations.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement to clarify that the Fund’s initial private offering costs will be amortized over a twelve-month period beginning with the commencement of operations. The Fund’s organization costs will not be amortized, and the Fund has revised the Registration Statement accordingly.

Securities and Exchange Commission	May 13, 2024

44.

Comment: The last paragraph on page 76 describes an arrangement where the Adviser or its affiliates will bear organization costs in excess of 0.25% of the Fund’s total capital commitments. Please explain whether this arrangement is specific to organization costs only or also includes private offering costs. Please explain why this arrangement is not disclosed in the Notes to Financial Statements. Please explain whether the potential recapture of organization costs is addressed in the Investment Advisory Management Agreement.

Response: The Fund respectfully notes that the Adviser or its affiliates will only bear organization costs, not private offering costs, in excess of 0.25% of the Fund’s total capital commitments. The cap is only based on organizational costs because the Fund conducts continuous offerings and, therefore, a cap on offering costs is not appropriate. The Fund has revised its disclosure in its March 31, 2024 Financial Statements included in the Registration Statement to include the cap on organization costs. Also, the Fund confirms that the potential recapture of the Fund’s organization costs is disclosed in the Fund’s Investment Advisory Management Agreement and the Fund’s Expense Support and Conditional Reimbursement Agreement.

Page 78 – Financial Condition, Liquidity and Capital Resources

45.

Comment: Please explain how the full disclosure requirements of S-K Item 303(b)(1) have been met. Among the requirements of S-K Item 303(b)(1) is the following: The discussion should analyze material cash requirements from known contractual and other obligations. Such disclosures must specify the type of obligation and the relevant time period for the related cash requirements.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page 78 – Critical Accounting Policies

46.

Comment: The disclosures in this section appear to duplicate the disclosures in the Notes to Financial Statements. Please explain how the disclosure complies with Instruction 3 to S-K Item 303(b)(3): Provide the analysis in a format that facilitates easy understanding and that supplements, and does not duplicate, disclosure already provided in the filing. For critical accounting estimates, this disclosure must supplement, but not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page 81 – Quantitative and Qualitative Disclosures About Market Risk

47.	Comment: Please include the required quantitative disclosures about market risk. Refer to S-K Item 305.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page 82 – Expenses

48.

Comment: The last statement on page 82 describes a waiver of management fees and performance-based incentive fees until March 15, 2025, which resulted in no waivers for the period. Please explain this clause “which resulted in no waivers for the period,” as it appears contradictory. In addition, we note that the Investment Advisory Management Agreement was entered into as of March 15, 2024. Please explain how this agreement would have been in effect for the period December 15, 2023 through December 31, 2023.

Securities and Exchange Commission	May 13, 2024

Response: The Fund respectfully confirms that it had not incurred any management or performance-based incentive fees as of March 15, 2024 and notes that the Investment Advisory Management Agreement went into effect on March 15, 2024. Accordingly, the Fund has revised the Registration Statement to clarify that the Fund had not incurred any management or performance-based incentive fees as of March 15, 2024 and that the Investment Advisory management agreement was not in effect for the period of December 15, 2023 through December 31, 2023.

Page 91 – Holders

49.

Comment: Please explain how the referenced disclosure in Item 4 discloses the approximate number of holders of each class of common equity of the registrant as of the latest practicable date, as required by Item 201(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

Page F-3 – Consolidated Statement of Operations

50.

Comment: Other general and administrative expenses appear to be significant. Please confirm that any categories of other expenses that exceed five percent of total expenses have been separately identified in accordance with S-X 6- 07.2.b.

Response: The Fund respectfully notes that any categories of other expenses that exceed five percent of total expenses have been separately identified in the Consolidated Statement of Operations for the three months ended March 31, 2024 in accordance with S-X 6- 07.2.b.

Page F-12 – Consolidated Schedule of Investments

51.	Comment: Please include the disclosures related to restricted securities, as required by Regulation S-X, 1212, footnote 8.

Response: In response to the Staff’s comment, the Fund has revised its disclosure in its March 31, 2024 Financial Statements included in the Registration Statement.

Page F-17 – Notes to Consolidated Financial Statements – Cash and Cash Equivalents Consolidated Schedule of Investments

52.

Comment: The Cash and Cash Equivalents note on page F-17 indicates that the “Company deems that certain money market funds, U.S. Treasury bills repurchase agreements, and other high-quality, short-term debt securities would qualify as cash equivalents.” Please explain in correspondence the composition of cash and cash equivalents as of December 31, 2023. If Cash and Cash Equivalents consist of any of these items, please disclose separately in the Consolidated Schedule of Investments as required by Article 12 of Regulation S-X.

Response: In response to the Staff’s comment, the Fund has confirmed that it held only cash as of December 31, 2023 and March 31, 2024. No cash equivalents were held as of December 31, 2023 or March 31, 2024.

Securities and Exchange Commission	May 13, 2024

Page F-20 – Notes to Consolidated Financial Statements – Offering Expenses

53.

Comment: Please explain where the offering costs are disclosed, as we noted no prepaid expenses and other assets. Please disclose the total amount of organization and offering expenses incurred by the adviser or an affiliate and any arrangements by which these expenses are subject to recoupment. Please supplementally provide an analysis as to why the recoupment of these waived expenses has not been recorded. Refer to FASB ASC 450-20-25-2.

Response: The Fund respectfully notes that the Fund incurred no offering costs as of March 31, 2024. In response to the Staff’s comment, the Fund has revised its disclosure in its March 31, 2024 Financial Statements included in the Registration Statement to include the total amount of costs that have been advanced by the Adviser that may be subject to recoupment and further explained the circumstances under which the Adviser or its affiliates may be reimbursed for past payments of organization and offering costs made on the Fund’s behalf.

Page F-22 – Notes to Consolidated Financial Statements – Note 3. Related Party Transactions

54.

Comment: Please disclose the amount and terms of additional consideration that may be provided to the affiliate at a later date in conjunction with the Asset Transfer Agreement. Refer to FASB ASC 850-10-50.

Response: In response to the Staff’s comment, the Fund has revised its disclosure in its March 31, 2024 Financial Statements included in the Registration Statement to include the additional amount of consideration paid in settlement of the Asset Transfer Agreement.

Page F-24 – Notes to Consolidated Financial Statements – Note 5. Debt and Foreign Currency Transactions and Translations

55.	Comment: Note 5 discloses the maximum principal amount of the AP Leaf Secured Credit Facility. Please also disclose the face amount of the note. Refer to FASB ASC 835-30-45-2.

Response: The Fund respectfully notes that the AP Leaf Secured Credit Facility does not have a note and therefore the face amount of the note is not applicable. The Fund has revised its disclosure in its March 31, 2024 Financial Statements included in the Registration Statement to include the average debt outstanding and the interest and debt issuance cost.

56.

Comment: Note 5 discloses that deferred financing costs have not yet been amortized. This appears inconsistent with the disclosure on page F-5 which discloses “Amortization of deferred financing costs” in the Statement of Cash Flows. Please explain.

Response: In response to the Staff’s comment, the Fund has revised its disclosure in its March 31, 2024 Financial Statements included in the Registration Statement to include no reference to the deferred financing costs not yet being amortized.

Please call David Blass at 202-636-5863 or me at 202-636-5592 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Securities and Exchange Commission	May 13, 2024

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Ryan Sutcliffe, Branch Chief

Christian Sandoe, Assistant Director

Gregory Hunt, Middle Market Apollo Institutional Private Lending

Kristin Hester, Middle Market Apollo Institutional Private Lending

Cody Lipke, Middle Market Apollo Institutional Private Lending

Davis Blass, Simpson Thacher & Bartlett LLP